April 9, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – Trilogy Metals Inc.
Registration Statement on Form S-3
Filed February 20, 2025
(File No. 333-285072)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trilogy Metals Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-285072), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on April 14, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Kimberley Anderson, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803 with any questions with respect to this request.

Sincerely,

Trilogy Metals Inc.

By:	/s/ Elaine Sanders
Name:	Elaine Sanders
Title:	Chief Financial Officer